Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces First Quarter Fiscal 2011

Financial Results

TORONTO, ON, November 11, 2010 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended September 30, 2010.

Selected Highlights

During the first quarter of fiscal 2011 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL). The study identified a dose with acceptable safety and tolerability. This dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

TT-223 – Diabetes:

•

On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

The recently completed Phase II study was a randomized, double-blind, placebo-controlled, safety and efficacy study of ELND005 (AZD-103) in approximately 340 patients with mild to moderate Alzheimer’s disease. The study evaluated both cognitive and functional endpoints, and each patient’s participation lasted approximately 18 months. Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

TT-301 / TT-302

Transition is developing a class of small molecule compounds that cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, intracerebral hemorrhage, and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Transition’s lead drug candidates in development are TT-301 and TT-302. In preclinical studies, both TT-301/302 have shown a favourable safety profile and therapeutic window for efficacy. Currently a Phase I clinical study of intravenously administered TT-301 has commenced. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301. The data from Phase I studies are a first step in the development of TT-301 for CNS intravenous indications, ICH and TBI. In follow up studies, the Company plans to advance oral formulations of lead drug candidate TT-302 for inflammatory diseases such as rheumatoid arthritis.

TT-401 / TT-402

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Eli Lilly and Company in the area of diabetes. Under this second licensing and collaboration agreement with Lilly, Transition received exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $24,220,485 at September 30, 2010. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

For the three-month period ended September 30, 2010, the Company recorded a net loss of $4,330,163 ($0.19 per common share) compared to a net loss of $5,613,461 ($0.24 per common share) for the three-month period ended September 30, 2009.

Revenue decreased $304,436 or 100% to nil for the three-month period ended September 30, 2010 as compared to $304,436 for the three-month period ended September 30, 2009. As the upfront payment related to the Company’s collaboration agreement with Lilly has been fully recognized at June 30, 2010, there is no revenue to be recognized during the first quarter of fiscal 2011.

Research and development expenses decreased to $2,293,588 for the three-month period ended September 30, 2010 from $3,076,069 for the three-month period ended September 30, 2009. The decrease of $782,481 or 25%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials and reduced option expenses. These decreases are partially offset by increased preclinical and clinical costs associated with advancing the TT-301/302 and the TT-401/402 compounds.

General and administrative expenses decreased to $1,340,929 for the three-month period ended September 30, 2010 from $1,443,450 for the three-month period ended September 30, 2009. The decrease of $102,521 or 7% in general and administrative expenses is due to decreases in option expense and reduced accounting fees as the Company’s component evaluation for IFRS policy decisions are substantially complete. The decreases have been partially offset by increased legal fees.

Amortization for the three-month period ended September 30, 2010, decreased $21,544 or 3% to $670,127 as compared to $691,671 for the same period in fiscal 2010. The decrease in amortization expense during the three-month period ended September 30, 2010 is due to the fact that certain intangible assets were written off during fiscal 2010. The decrease has been offset by an increase in amortization resulting from the amortization of the license acquired from Lilly in March 2010.

Interest income, net for the three-month period ended September 30, 2010, was $40,910 as compared to $77,271 for the same period in fiscal 2010, resulting in a decrease of $36,361. The decrease in interest income resulted from decreased cash balances due to cash disbursements as well as the low effective interest rates.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited in Canadian dollars)

	September 30, 2010	June 30, 2010
	$	$
ASSETS
Current
Cash and cash equivalents	16,208,494	16,570,033
Short term investments	8,011,991	10,507,822
Due from Eli Lilly and Company	1,286	52,815
GST and other receivables	84,363	72,686
Investment tax credits receivable	207,258	206,313
Prepaid expenses and deposits	405,283	549,218

Total current assets	24,918,675	27,958,887
Property and equipment, net	579,480	605,637
Intangible assets	20,455,713	21,095,002

Total assets	45,953,868	49,659,526

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,356,158	1,236,470
Due to Elan Pharma International Limited	943,292	853,933

Total current liabilities	2,299,450	2,090,403
Deferred revenue	20,719,750	20,719,750
Leasehold inducement	54,302	57,160

Total liabilities	23,073,502	22,867,313

Shareholders’ equity
Common shares	160,498,537	160,498,537
Contributed surplus	5,312,260	4,800,368
Stock options	7,243,904	7,337,480
Deficit	(150,174,335)	(145,844,172)

Total shareholders’ equity	22,880,366	26,792,213

	45,953,868	49,659,526

CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

(Unaudited in Canadian dollars)

	Three-month period ended September 30, 2010	Three-month period ended September 30, 2009
	$	$

REVENUES
Licensing fees	—	304,436

	—	304,436

EXPENSES
Research and development	2,293,588	3,076,069
General and administrative	1,340,929	1,443,450
Amortization	670,127	691,671
Foreign exchange loss	66,429	776,756
Loss on disposal of property and equipment	—	7,222

	4,371,073	5,995,168

Loss before the following:	(4,371,073)	(5,690,732)
Interest income, net	40,910	77,271

Net loss and comprehensive loss for the period	(4,330,163)	(5,613,461)

Basic and diluted net loss per common share	(0.19)	(0.24)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

The consolidated financial statements ended September 30, 2010 are available at www.sedar.com beginning on November 11, 2010 and www.sec.gov beginning on November 12, 2010.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chairman & Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com